NEWS RELEASE
TSX: ELD NYSE: EGO	November 9, 2017

Eldorado Gold Provides an Update on Greek Investments

VANCOUVER, BC - Eldorado Gold Corporation ("Eldorado" or the "Company") announces it will move the Skouries development project into care and maintenance. Dialogue has continued with Greece's Ministry of Energy and Environment (“MoE”) with respect to the development of the Company's subsidiary Hellas Gold S.A.'s, Kassandra Mine assets in Halkidiki, Northern Greece. However, the MoE has failed to issue the amended Electromechanical Installation permit for the Skouries flotation plant as well as other matters including, but not limited to, the relocation of antiquities at the Skouries site.

The Company has also initiated legal action within the statutory deadline in order to enforce and protect its legal rights. This legal action consists of three lawsuits which have been filed with the Council of State (“CoS”), requesting judicial protection against the Ministry’s failure to issue routine installation permits, resulting in unjustifiable delays to the development of the Skouries facilities. Furthermore, the Company has filed with the CoS a petition for non-compliance of the Ministry with a previous decision granted by the CoS.

The Company will re-assess its investment in the Skouries project upon approval and receipt of the required permits, coupled with a supportive government open to discussions regarding the use and implementation of best available technologies.

Olympias Phase I progress on historical tailings cleanup continues and the ramp-up to commercial production at Olympias Phase II during the quarter demonstrate our commitment to high environmental standards and long term partnership with communities as well as our ability to construct and operate mines in Greece. Early indications from exploration drilling at Stratoni to extend the mine life are positive.

George Burns, Eldorado’s President and CEO stated, "Although we have made good progress on the Olympias mine, we require the necessary permits and government support prior to investing further in Skouries. As a consequence we are now taking the necessary legal action to enforce the Company’s rights while continuing efforts to resolve outstanding matters through ongoing dialogue."

About Eldorado Gold

Eldorado is a leading intermediate gold producer with mining, development and exploration operations in Turkey, Greece, Canada, Romania, Serbia and Brazil. The Company’s success to date is based on a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Forward Looking Statement

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects”, “is expected", "budget", "continue"", "projected", "scheduled", "estimates", "forecasts", "projected", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “to be”, "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to first production at Skouries, exploration drilling at Stratoni and commercial production at Olympias.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other metal price volatility; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory environment and restrictions, including environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; risks related to impact of the sale of our Chinese assets on the Company's operations; risks related to the acquisition of Integra Gold Corporation; additional funding requirements; currency fluctuations; litigation and arbitration risks; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk factors in our business" in the Company's  most recent Annual Information Form and Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, for a fuller understanding of the risks and uncertainties that affect the Company's business and operations.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact – Investor Relations

Krista Muhr, Vice President, Investor Relations & Corporate Communications

Telephone: 604.687.4018 or 1.888.363.8166 or kristam@eldoradogold.com